UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Cobalt International Energy, Inc.

(Name of Issuer)

Shares of Common Stock, $0.01 par value per share

(Title of Class of Securities)

19075F 106

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19075F 106

1.	Name of Reporting Persons: William E. Macaulay
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 36,552,041
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 36,552,041
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,552,041
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.9%*
12.	Type of Reporting Person (See Instructions) IN

* Based on the 411,288,613 Shares that were issued and outstanding as of September 30, 2013, as reported in the Issuer’s quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on October 29, 2013.

CUSIP No. 19075F 106

1.	Name of Reporting Persons: First Reserve GP XI, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 36,552,041
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 36,552,041
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,552,041
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.9%*
12.	Type of Reporting Person (See Instructions) CO

* Based on the 411,288,613 Shares that were issued and outstanding as of September 30, 2013, as reported in the Issuer’s quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on October 29, 2013.

CUSIP No. 19075F 106

1.	Name of Reporting Persons: First Reserve GP XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 36,552,041
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 36,552,041
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,552,041
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.9%*
12.	Type of Reporting Person (See Instructions) PN

* Based on the 411,288,613 Shares that were issued and outstanding as of September 30, 2013, as reported in the Issuer’s quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on October 29, 2013.

CUSIP No. 19075F 106

1.	Name of Reporting Persons: First Reserve Fund XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 27,396,278
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 27,396,278
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,396,278
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.7%*
12.	Type of Reporting Person (See Instructions) PN

* Based on the 411,288,613 Shares that were issued and outstanding as of September 30, 2013, as reported in the Issuer’s quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on October 29, 2013.

CUSIP No. 19075F 106

1.	Name of Reporting Persons: FR XI Onshore AIV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,155,763
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,155,763
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,155,763
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.2%*
12.	Type of Reporting Person (See Instructions) PN

* Based on the 411,288,613 Shares that were issued and outstanding as of September 30, 2013, as reported in the Issuer’s quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on October 29, 2013.

Item 1.

(a)	Name of Issuer: Cobalt International Energy, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

Cobalt Center, 920 Memorial City Way, Suite 100 Houston, Texas, 77024

Item 2.

(a)	Name of Person Filing

This Schedule 13G is filed on behalf of each of the following entities (collectively, the “Reporting Persons”):

William E. Macaulay

First Reserve GP XI, Inc.

First Reserve GP XI, L.P.

First Reserve Fund XI, L.P.

FR XI Onshore AIV, L.P.

First Reserve Fund XI, L.P. (“Fund XI”) and FR XI Onshore AIV, L.P. (“Onshore AIV”) each directly holds the shares listed under its respective name in Item 4 below. First Reserve GP XI, L.P. (“GP XI”) is the general partner of Fund XI and Onshore AIV, and First Reserve GP XI, Inc. (“GP XI Inc.”) is the general partner of GP XI. Mr. Macaulay is a director of GP XI Inc. and has the right to appoint a majority of the board of directors of GP XI Inc. In such capacities, each of Mr. Macaulay, GP XI and GP XI Inc. may be deemed to share beneficial ownership of the shares of the Issuer held by Fund XI and Onshore AIV.

(b)	Address of Principal Business Office or, if none, Residence

One Lafayette Place, Third Floor, Greenwich, Connecticut 06830

(c)	Citizenship

Delaware – GP XI Inc., GP XI, Fund XI and Onshore AIV

United States – William E. Macaulay

(d)	Title of Class of Securities

Shares of Common Stock, $0.01 par value per share (“Shares”)

(e)	CUSIP Number

19075F 106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

As of December 31, 2013, the following Shares were beneficially owned by the Reporting Persons (all percentages of Shares reported in this statement on Schedule 13G (the “Schedule 13G”) have been calculated based on the Shares outstanding as of September 30, 2013, as reported in the Issuer’s quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on October 29, 2013).

William E. Macaulay	Amount beneficially owned:	36,552,041
	Percent of class:	8.9%
	Sole voting power:	0
	Shared voting power:	36,552,041
	Sole dispositive power:	0
	Shared dispositive power:	36,552,041

First Reserve GP XI, Inc.	Amount beneficially owned:	36,552,041
	Percent of class:	8.9%
	Sole voting power:	0
	Shared voting power:	36,552,041
	Sole dispositive power:	0
	Shared dispositive power:	36,552,041

First Reserve GP XI, L.P.	Amount beneficially owned:	36,552,041
	Percent of class:	8.9%
	Sole voting power:	0
	Shared voting power:	36,552,041
	Sole dispositive power:	0
	Shared dispositive power:	36,552,041

First Reserve Fund XI, L.P.	Amount beneficially owned:	27,396,278
	Percent of class:	6.7%
	Sole voting power:	0
	Shared voting power:	27,396,278
	Sole dispositive power:	0
	Shared dispositive power:	27,396,278

FR XI Onshore AIV, L.P.	Amount beneficially owned:	9,155,763
	Percent of class:	2.2%
	Sole voting power:	0
	Shared voting power:	9,155,763
	Sole dispositive power:	0
	Shared dispositive power:	9,155,763

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

On February 21, 2013, each of Fund XI and Onshore AIV entered into an Amended and Restated Stockholders Agreement (the “Amended and Restated Stockholders Agreement”) with the Issuer, funds affiliated with Goldman, Sachs & Co. funds affiliated with Riverstone Holdings L.L.C. and The Carlyle Group and funds associated with KERN Partners Ltd. (the “Other Stockholders”), which amended and restated the Stockholders Agreement, dated as of December 15, 2009. The Amended and Restated Stockholders Agreement eliminated certain rights and obligations of Fund XI and Onshore AIV and the Other Stockholders related to the Shares and the board of directors of the Issuer.

As of the effectiveness of the Amended and Restated Stockholders Agreement on February 21, 2013, the Reporting Persons and the Other Stockholders ceased to be members of a group in respect of the Shares. The share ownership reported for the Reporting Persons does not include any Shares owned by the Other Stockholders or their related entities. Each of the Reporting Persons disclaims beneficial ownership of any Shares owned by the other parties to the Amended and Restated Stockholders Agreement and any related agreement, except to the extent disclosed in this Schedule 13G. This Schedule 13G shall not be deemed to be an admission that any of the Reporting Persons is a member of a “group” with the other parties to the Amended and Restated Stockholders Agreement and any related agreement with respect to beneficial ownership of any securities reported herein or any Shares owned by the Other Stockholders or related entities for any purpose.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

WILLIAM E. MACAULAY

By:	/s/ Anne E. Gold
Name: Anne E. Gold, Attorney-in-Fact

FIRST RESERVE GP XI, INC.

By:	/s/ Anne E. Gold
Name: Anne E. Gold
Title: Chief Compliance Officer/Secretary

FIRST RESERVE GP XI, L.P.

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Anne E. Gold
Name: Anne E. Gold
Title: Chief Compliance Officer/Secretary

FIRST RESERVE FUND XI, L.P.

By:	First Reserve GP XI, L.P., its general partner

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Anne E. Gold
Name: Anne E. Gold
Title: Chief Compliance Officer/Secretary

FR XI ONSHORE AIV, L.P.

By:	First Reserve GP XI, L.P., its general partner

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Anne E. Gold
Name: Anne E. Gold
Title: Chief Compliance Officer/Secretary

EXHIBIT INDEX

Exhibit 1 – Joint Filing Agreement dated February 4, 2011 among the Reporting Persons (previously filed as Exhibit 1 to Amendment No. 1 to Schedule 13G, filed by the Reporting Persons with the U.S. Securities and Exchange Commission on February 7, 2011, and incorporated by reference herein).

Exhibit 2 – Power of Attorney of William E. Macaulay dated February 1, 2007 (previously filed with the Form 4 for William E. Macaulay filed with the U.S. Securities and Exchange Commission on February 6, 2007 (Commission File Number: 001-32586), and incorporated by reference herein).